UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 4, 2026

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Novartis International AG CH-4002 Basel Switzerland www.novartis.com x.com/novartisnews

PRESS RELEASE

Novartis announces Lp(a)HORIZON Phase III topline results for pelacarsen in patients with elevated Lp(a) and established cardiovascular disease (CVD)

Ad hoc announcement pursuant to Art. 53 LR

Basel, September 4, 2026 – Novartis today announced that the pelacarsen phase III Lp(a)HORIZON trial, a pioneering cardiovascular outcomes study, did not meet its primary endpoint of reducing the risk of cardiovascular events, a composite of cardiovascular death, non-fatal myocardial infarction, non-fatal stroke, and urgent coronary revascularization requiring hospitalization, compared to placebo1. Lower lipoprotein (a), Lp(a), levels were achieved with pelacarsen in this study population, which was receiving guideline-directed treatments, including lipid lowering and antihypertensive therapies1,2. The findings provide important new evidence on the relationship between Lp(a) lowering and cardiovascular outcomes. Elevated Lp(a) is an inherited cardiovascular risk factor affecting approximately one in five people worldwide with no approved targeted treatment1,3.

"Lp(a)HORIZON was a pioneering cardiovascular outcomes trial designed to answer one of the most important unanswered questions in cardiovascular medicine by evaluating whether lowering Lp(a) can reduce residual cardiovascular risk beyond optimized, guideline-directed care, when other major cardiovascular risk factors are already being managed," said Shreeram Aradhye, President, Development and Chief Medical Officer, Novartis. "Although lower Lp(a) levels were observed with pelacarsen, the findings did not demonstrate that this translated into reduced cardiovascular risk in the overall study population. These are not the results we hoped for, but they provide important evidence that advances scientific understanding of the relationship between Lp(a) lowering and cardiovascular outcomes and may help inform future approaches to cardiovascular risk management. We thank the more than 8,000 trial participants and investigators who made this study possible, and remain committed to driving cardiovascular innovation."

The Lp(a)HORIZON trial data will be presented at an upcoming medical congress.

About Pelacarsen
Pelacarsen is an investigational antisense oligonucleotide (ASO) designed to potently inhibit lipoprotein (a), Lp(a), production at its source4,5.

Novartis obtained global rights to develop, manufacture and commercialize pelacarsen under a license and collaboration agreement with Ionis Pharmaceuticals.

About Elevated Lp(a)
Elevated Lp(a) is an inherited, independent and causal cardiovascular disease (CVD) risk factor. Lp(a) levels are approximately 90% genetically determined and largely unaffected by diet or lifestyle6. Lp(a) can contribute to plaque buildup and inflammation in the arteries, which can lead to plaque rupture and cardiovascular events7. Approximately 20 percent of people worldwide, and nearly one-third of those with premature cardiovascular disease, have elevated Lp(a)3,8. US and European guidelines recommend Lp(a) testing once in a lifetime for all adults9,10.

About Lp(a)HORIZON
Lp(a)HORIZON (NCT04023552) is a Phase III, randomized, placebo-controlled, double-blind, parallel-group, multi-center global cardiovascular outcomes trial evaluating the effect of pelacarsen on the incidence of 4-point major adverse cardiovascular events (MACE) in 8,323 patients with elevated Lp(a) and established CVD. The primary endpoint is a composite of cardiovascular death, non-fatal myocardial infarction, non-fatal stroke, and urgent coronary revascularization requiring hospitalization, evaluated in the overall population (Lp(a) ≥70 mg/dL) and subpopulation (Lp(a) ≥90 mg/dL)11.

About Novartis in Cardiovascular Disease
At Novartis, we're redefining cardiovascular care, shifting toward earlier action, expanding how we understand and treat cardiovascular disease, and pushing the boundaries of what's possible so more people can live longer, healthier lives. Building on our 40-year legacy, we're committed to shaping what's next in cardiovascular care through bold science and a diverse, industry-leading pipeline.

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “investigational,” “upcoming,” or similar expressions, or by express or implied discussions regarding: potential new products including pelacarsen; potential new indications for existing products; potential product launch for pelacarsen or potential future revenues from pelacarsen; results of ongoing clinical trials; or potential future, pending or announced transactions; or potential future sales or earnings from pelacarsen. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that pelacarsen will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that pelacarsen will be commercially successful in the future. In particular, our expectations could be affected by, among other things, uncertainties concerning: global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the success of our key products, commercial priorities and strategy; research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; the development or adoption of new technologies, including artificial intelligence, and new business models; the implementation of our new IT projects and systems; potential significant breaches of information security or disruptions of our information technology systems; actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; future global exchange rates; future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 300 million people worldwide.

Reimagine medicine with us: Visit us at www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

References

1.	Novartis data on file.
2.	Cho L, Nicholls SJ, Nordestgaard BG, et al. Design and Rationale of Lp(a)HORIZON Trial: Assessing the Effect of Lipoprotein(a) Lowering With Pelacarsen on Major Cardiovascular Events in Patients With CVD and Elevated Lp(a). Am Heart J. 2025 2025;287:1-9. doi:10.1016/j.ahj.2025.03.019
3.	Tsimikas S, Marcovina SM. Ancestry, Lipoprotein(a), and Cardiovascular Risk Thresholds: JACC Review Topic of the Week. J Am Coll Cardiol. 2022;80(9):934-946. doi:10.1016/j.jacc.2022.06.019
4.	Tsimikas S, Viney NJ, Hughes SG, et al. Antisense therapy targeting apolipoprotein(a): a randomised, double-blind, placebo-controlled phase 1 study. Lancet. 2015;386(10002):1472-1483. doi:10.1016/S0140-6736(15)61252-1
5.	Viney NJ, van Capelleveen JC, Geary RS, et al. Antisense oligonucleotides targeting apolipoprotein(a) in people with raised lipoprotein(a): two randomised, double-blind, placebo-controlled, dose-ranging trials. Lancet. 2016;388(10057):2239-2253. doi:10.1016/S0140-6736(16)31009-1
6.	Wilson, DP, Jacobson, TA, Jones, PH, et al. (2019). Use of lipoprotein(a) in clinical practice: a biomarker whose time has come. A scientific statement from the National Lipid Association. J Clin Lipidol. 13(3), 374–392.
7.	Boffa MB. Beyond fibrinolysis: the confounding role of Lp(a) in thrombosis. Atherosclerosis. 2022;349:72-81. doi:10.1016/j.atherosclerosis.2022.04.009
8.	Byrne H, Sinha S, Pradhan H, et al. How common is elevated Lp(a) in premature ASCVD patients? A real-world study using a large US electronic health record database. Poster presented at: European Atherosclerosis Society (EAS) Congress; May 4-7, 2025; Glasgow, UK.
9.	Blumenthal RS, Morris PB, Gaudino M, et al. 2026 ACC/AHA/AACVPR/ABC/ACPM/ADA/AGS/APhA/ASPC/NLA/PCNA guideline on the management of dyslipidemia: a report of the American College of Cardiology/American Heart Association Joint Committee on Clinical Practice Guidelines. Circulation. Published online March 13, 2026. doi:10.1161/CIR.0000000000001423
10.	Mach F, Koskinas KC, Roeters van Lennep JE, et al. 2025 Focused Update of the 2019 ESC/EAS Guidelines for the management of dyslipidaemias. Eur Heart J. 2025;46(42):4359-4378. doi:10.1093/eurheartj/ehaf190
11.	ClinicalTrials.gov. NCT04023552. Assessing the Impact of Lipoprotein (a) Lowering With Pelacarsen (TQJ230) on Major Cardiovascular Events in Patients With CVD (Lp(a)HORIZON). Available from: https://clinicaltrials.gov/study/NCT04023552 [Last accessed: July 2026].

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Novartis Media Relations E-mail: media.relations@novartis.com

Novartis Investor Relations Central investor relations line: +41 61 324 7944 E-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 4, 2026	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head of Financial Reporting and Accounting